VINCERX PHARMA, INC.

260 Sheridan Avenue, Suite 400

Palo Alto, CA 94306

October 21, 2021

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vincerx Pharma, Inc. - Registration Statement – Form S-1

File No. 333-260246

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vincerx Pharma, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-1 (File No. 333-260246) (the “Registration Statement”) be declared effective on October 25, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Gabriella A. Lombardi and Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes Gabriella A. Lombardi and Julie Park of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4670, or in her absence, Julie Park at (650) 233-4067.

[Signature Page Follows]

Sincerely,

VINCERX PHARMA, INC.

By:	/s/ Dr. Raquel E. Izumi
Dr. Raquel E. Izumi
President and Chief Operations Officer

cc:	Tom C. Thomas

Gabriella A. Lombardi